CM


02003857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44919


RECEIVED
2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/6/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRESTIGE FINANCIAL CENTER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

271-603 GRAND CENTRAL PARKWAY
(No. and Street)

FLORAL PARK, (City) NEW YORK (State) 11005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE KIRSHBAUM (718) 229-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name — *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) NEW YORK (City) (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, LAWRENCE KIRSHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESTIGE FINANCIAL CENTER, INC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DELORES G. ALEXANDER
Notary Public, State of New York
No. 41-4822661
Qualified in Queens County
Cert. Filed in Nassau County
Commission Expires 8/31/2002

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESTIGE FINANCIAL CENTER, INC.

R E P O R T

FORM X-17A-5

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PRESTIGE FINANCIAL CENTER, INC.

CONTENTS

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

I have audited the accompanying statement of financial condition of Prestige Financial Center, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prestige Financial Center, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



February 27, 2002

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Current assets:		
Cash		$ 95,530
Receivables from brokers and dealers:		
Commissions receivable	$ 48,072	
Other	141,427	189,499
Securities owned (NASD)	3,300	
Other securities owned at market	29,493	32,793
Leasehold improvements (less accumulated depreciation of $30,564)		34,550
Other assets:		
Loans and exchanges	155,916	
Prepaid expenses	17,812	173,728
Total assets		$526,100

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses		$ 28,511
Securities sold not yet purchased		17,340
Due to broker		18,987
Total current liabilities		64,838
Stockholders' equity:		
Common stock, par value. $.01; authorized 1200 shares; outstanding 1200 shares.	$ 12	
Additional paid-in capital	265,988	
Retained earnings	195,262	
Total stockholders' equity		461,262
Total liabilities and stockholders' equity		$ 526,100

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions		$ 766,387
Other income		379,401
Interest		11,347
Total revenue		1,157,135
Expenses:		
Compensation of officer stockholders	$ 47,684	
Other employee compensation	225,409	
Commissions paid to other broker-dealers	148,887	
Regulatory fees	10,609	
Other expenses	721,434	
Total expenses		1,154,023
Income before federal income taxes		3,112
Less: federal income tax		467
Net income		$ 2,645

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources provided:		
Net income		$ 2,645
Depreciation		30.148
Increase in securities sold, not yet purchased		17,340
Decrease in other assets		13,869
Decrease in receivables from brokers and dealers		33,344
Increase in due to broker		18,987
Total resources provided		116,333
Resources applied:		
Decrease in accrued expenses	$ 1,625	
Increase in securities owned	29,493	
Increase in leasehold improvements and equipment	5,991	
Total resources applied		37,109
Increase in cash		79,224
Cash - January 1, 2001		16,306
Cash - December 31, 2001		$ 95,530

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholders Equity, January 1, 2001	$ 458,617
Add: Net income	2,645
Stockholders' Equity, December 31, 2001	$ 461,262

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2001	$ -0-

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxed as a 'C' Corporation. The net income (loss) of the company is taxed to the corporation.

2. *The following supplementary information is submitted:*

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker-dealer, BNY Clearing Services, LLC, on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $241,630. The company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $255,986. The difference of $14,356 is due to accruals and reclassifications made during the audit.

PRESTIGE FINANCIAL CENTER, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Capital		$ 461,262
Less: non-allowable assets		(211,578)
Net capital before haircuts		249,684
Less: Haircuts on securities		(8,054)
Net capital		241,630
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $47,498)	$ 3,167	5,000
Excess net capital		$ 236,630

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 47,498
Percentage of aggregate indebtedness to net capital	19.6%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

I have examined the financial statements of Prestige Financial Center, Inc. the year ended December 31, 2001 and have issued my report thereon dated February 27, 2002. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 27, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT